UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)(1)

Strategic Distribution, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

862701307

(CUSIP Number)

Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862701307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Berkley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 664,443

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 664,443

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.45%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”), filed on behalf of Mr. William R. Berkley (“Mr. Berkley”), relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Strategic Distribution, Inc. (the “Company”), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “Commission”) on July 20, 1990 (the “Original 13D”), as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, February 20, 1997, December 9, 2000, January 30, 2002, March 29, 2004 and November 17, 2006 by Amendments No. 8, 9, 10, 11, 12 and 13 respectively.

ITEM 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As reported in Amendments No. 5 and 7, pursuant to a letter agreement, dated January 4, 1994, among Quota Fund NV - “Brahman,” Brahman Partners II, L.P., Genesis Capital Fund-Brahman, B-Y Partners, L.P. (collectively, the “Investors”), and Mr. Berkley (the “Investors Agreement”), and a letter agreement, dated January 4, 1994, between George E. Krauter and Mr. Berkley (the “Krauter Agreement”), Mr. Berkley granted the Investors and Mr. Krauter the right, subject to the terms and conditions contained in the Investors Agreement and the Krauter Agreement,  to sell a pro rata portion of the Common Stock owned by them in the event  Mr.  Berkley  sells any  Common  Stock  owned by him.  The provisions of the Investors Agreement and the Krauter Agreement do not apply to (i) transfers by Mr. Berkley to his wife, his children or to trusts established for the benefit of either Mr. Berkley, his wife or his children or (ii) transfers by Mr. Berkley aggregating not more than ten percent  (10%) of the shares of Common Stock outstanding on the date of the Investors Agreement and the Krauter Agreement in one or more transactions not involving any public offering or sale.  A copy of each of the Investors Agreement and the Krauter Agreement were previously filed as Exhibits 7 and 8, respectively, to Amendment No. 7 and are incorporated herein by reference.

As reported in Amendment No. 13, on November 16, 2006, Mr. Berkley submitted a non-binding letter to a Special Committee of the Board of Directors of the Company, pursuant to which he expressed an interest in acquiring, through an affiliate, all of the outstanding equity of the Company for a price per share of $8.30 in cash (the “Acquisition Proposal”).  The Acquisition Proposal contemplates that the transaction would be accomplished through a merger, to be approved by a majority of the outstanding shares of the Company, including approval by a majority of the outstanding shares owned other than by Mr. Berkley or his affiliates.  A copy of the Acquisition Proposal was previously filed as Exhibit 1 to Amendment No. 13 and is incorporated herein by reference.

Mr. Berkley and the Company entered into a letter agreement effective as of December 4, 2006 (the “Letter Agreement”), pursuant to which the Company agreed to reimburse Mr. Berkley for his expenses, up to a maximum of $250,000, (including all legal and accounting expenses) incurred in connection with the proposed acquisition of the Company in the event that the parties do not, for whatever reason, execute a definitive agreement providing for the acquisition of the Company by Mr. Berkley.  A copy of the Letter Agreement is filed as Exhibit 1 to this Amendment No. 14 and is incorporated herein by reference.

ITEM 7.                                         Material to be Filed as Exhibits.

The following document is filed as an Exhibit to this statement.

Exhibit No.	Description
1	Letter Agreement by and between William R. Berkley and Strategic Distribution, Inc. effective as of December 4, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

William R. Berkley